Exhibit 23.1

U.S. GoldMining Announces Positive Preliminary Economic Assessment

for Whistler Gold-Copper Project, Alaska

Anchorage, Alaska – March 2, 2026 – U.S. GoldMining Inc. (NASDAQ: USGO) (“U.S. GoldMining” or the “Company”) is pleased to announce the results of its previously announced initial economic assessment (the “PEA”) for its 100% owned Whistler Gold-Copper Project (“Whistler” or the “Project”), located 105 miles northwest of Anchorage, Alaska. The PEA constitutes an initial assessment under U.S. Regulation S-K 1300 (“S-K 1300”) and a preliminary economic assessment under Canadian National Instrument 43-101 (“NI 43-101”).

All financial figures are in United States dollars unless otherwise stated.

2026 PEA Highlights1:

●	Estimated after-tax net present value at 5% discount rate (“NPV5%”) of $2.04B with an internal rate of return (“IRR”) of 33.0% and initial payback of 2.1 years, utilizing base case prices of $3,200/oz Au, $4.50/lb Cu, and $37.50/oz Ag.

○	At spot prices of $5,000/oz Au, $5.85/lb Cu, and $70/oz Ag, estimated after-tax NPV5% increases to approximately $4.88B with an IRR of 62.0% and initial payback of 1.2 years.

●	Average annual production of 345,000oz gold equivalent (“AuEq”) per year estimated during the first three years of operations and total life of mine (“LOM”) production of 3.6Moz AuEq, comprised of 2.6Moz gold, 6.9Moz silver, and 592Mlbs copper, over a 14.6 year mine life.

●	Modeled LOM strip ratio of 2.2:1 (waste:processed material), and even lower at 1.5:1 in years 1-3.

●	Estimated All-In Sustaining Costs (“AISC”) of $1,046/oz Au (by-product basis) and initial capital costs of $1.28B.

●	Contemplates open-pit truck-and-shovel operation with conventional process methods operating at a nominal throughput rate of 40,000 tonnes per day (“tpd”), which comprises a flotation and leach circuit recovering 88.9% gold and 77.8% copper.

●	Further potential with additional deposits and exploration opportunities on district scale property.

Tim Smith, Chief Executive Officer of U.S. GoldMining, commented: “We are delighted that the PEA underpins a very strong base case for the economic potential for the Project. We are particularly encouraged about the future given that the PEA’s base case is predicated on only indicated mineral resources at the Whistler Deposit, which represents one of the three known gold-copper deposits at the Project with existing mineral resources. The higher-grade core of the Whistler Deposit comes to surface and helps drive the strong production contemplated in the PEA, particularly in the initial years of mine life, with a low strip ratio to deliver a relatively short after-tax payback scenario of 2.1 years. The base case model delivers approximately 75% of the value from gold and 25% from copper and minor amounts of silver. These results provide a solid foundation for us to continue to enhance potential future value by seeking to incorporate nearby resources through additional work in the future, including at the Island Mountain and Raintree Deposits.

With the recent record setting metal prices in gold, copper and silver, the Project economics set out in the PEA significantly improve at current spot prices, which strongly positions Whistler as a meaningful project located in a top-tier mining jurisdiction. Further exploration potential is demonstrated by our growing list of high-priority exploration targets. Recent exploration work indicates continued potential for value-accretive discovery and potential resource growth in the future. In parallel with our plans to advance the Project towards pre-feasibility studies, we are advancing plans for field exploration activities to begin in the coming months.

With this PEA, we believe there is a compelling business case for the State of Alaska to accelerate permitting and development of the West Susitna Access Road. The road is expected to directly connect Whistler with existing transportation and energy infrastructure within the greater Anchorage region of Southcentral Alaska. We look forward to accelerating our collaboration with local and State government, regulatory agencies and other stakeholders in support of this infrastructure.”

Mike Dunleavy, Governor of Alaska, commented: “The State of Alaska has a constitutional mandate to develop its natural resources for the maximum benefit of the people. My administration is committed to advancing the West Susitna Access Road to expand opportunities at projects like Whistler and the other areas the road will provide access to.”

1 Base Prices used in the 2026 Whistler PEA are $3,200 per ounce gold, $4.50 per pound copper, and $37.50 per ounce silver. References to spot prices reflect $5,000 per ounce gold, $5.85 per pound copper, and $70 per ounce silver. Spot prices were selected based on the 5-day and 1-month intra-day trading prices for the periods ending February 23, 2026. The gold equivalent equations are: AuEq(oz) = Au(oz) + (Cu(lbs)*$4.50/lb + Ag(oz)*$37.50/oz) / $3,200/oz. AISC includes mining costs, processing costs, royalties, G&A costs, transportation costs, sustaining capital and closure costs less by-product credits.

Table 1: Summary of Whistler PEA Key Metrics

Whistler IA/PEA Key Metrics[1]
Production	Result	Units
Mine life	14.6	Years
LOM Strip ratio (waste:processed material)	2.2	Ratio
Total mined material	676.0	Mt
Total processed material	211.4	Mt
Nominal process plant rate	40,000	tpd
Gold Production
Average gold feed grade	0.44	g/t
Average gold metallurgical recovery	88.9%
Total gold produced	2,681.5	koz
Average annual gold production (Years 1-3)	263.6	koz
(Years 1-7)	235.5	koz
LOM	183.2	koz
Copper Production
Average copper feed grade	0.16%
Average copper metallurgical recovery	77.8%
Total copper production	591.6	Mlbs
Average annual copper production (Years 1-3)	53.0	Mlbs
(Years 1-7)	47.1	Mlbs
LOM	40.4	Mlbs
Silver Production
Average silver feed grade	1.83	g/t
Average silver metallurgical recovery	55.6%
Total silver production	6,903.8	koz
Average annual silver production (Years 1-3)	605.1	koz
(Years 1-7)	528.7	koz
LOM	471.1	koz
Gold Equivalent Production[2]
Average gold equivalent feed grade	0.62	g/t
Total gold equivalent produced	3,594.3	koz
Average annual gold equivalent production (Years 1-3)	345.2	koz
(Years 1-7)	308.0	koz
LOM	245.6	koz

Operating Costs (OPEX)	Result	Units
Mining unit cost	2.53	$/t mined
	7.93	$/t milled
Process unit cost	11.00	$/t milled
General and Administrative (G&A) unit cost	1.02	$/t milled
Other unit costs (access road toll and maintenance costs)	0.86	$/t milled
Total OPEX	20.82	$/t milled
Total Cash cost (by-product basis) [3]	861	$/oz Au
AISC (by-product basis) [4]	1,046	$/oz Au

Capital Expenditures (CAPEX)	Result	Units
Initial capital expenditure (includes pre-strip)	1,278.6	$M
Sustaining capital expenditure	381.1	$M
Closure costs	98.7	$M

PEA Economics[5]	Result	Units
Net present value (NPV5%) – after-tax	2,038.8	$M
Internal rate of return (IRR) – after-tax	33.0%
Payback – after-tax	2.1	Years

Spot Price Economics[6]	Result	Units
NPV5% – after-tax	4,879.5	$M
IRR – after-tax	62.0%
Payback – after-tax	1.2	Years

Numbers may not add due to rounding.

(1) The PEA only includes indicated mineral resource estimates and is exclusive of any inferred mineral resources.

(2) The gold equivalent equations are: AuEq(oz) = Au(oz) + (Cu(lbs)*$4.50/lb + Ag(oz)*$37.50/oz) / $3,200/oz.

(3) Total Cash Costs consist of mining costs, processing costs, royalties, general administrative, and transportation costs.

(4) AISC includes Total Cash Costs plus sustaining capital and closure costs.

(5) PEA estimated economics are based on long-term prices of $3,200/oz gold, $4.50/lb copper, and $37.50/oz silver.

(6) Estimated economics at spot commodity prices assume $5,000/oz gold, $5.85/lb copper, and $70/oz silver.

Whistler IA/PEA Summary

The Project is an undeveloped green-fields pre-mining exploration and potential future mine development project located 105 miles northwest of Anchorage, Alaska. The Project lies at the end of the proposed West Susitna Access Road (see news release dated August 11, 2025) that will link the Project with existing infrastructure including highway, grid power and an established port. The Project site includes an existing all-weather airstrip, exploration camp and drill access trails that connect the camp with the Whistler and Raintree gold-copper deposits.

The PEA considers a conventional drill, blast, load, and haul open pit operation mining an average of 126,000 tpd over the 14.6-year life of mine. It envisions that resources will be processed at a nominal rate of 40,000 tpd by conventional flotation to generate a gold-rich copper concentrate, with the tailings of the rougher flotation stage reporting to a leach circuit to generate gold doré on-site, for a combined LOM average of 88.9% and 77.8% recovery for gold and copper, respectively.

The PEA includes on-site development comprising mining, haul roads, access roads, process facilities, operations camp, water, tailings and waste storage facilities, and related ancillary facilities. Construction is anticipated to take two years with an initial capital expenditure of $1.28B with operations continuing for 14.6 years. Sustaining capital expenditures over the LOM are expected to be approximately $381.1M, primarily comprising mine equipment ramp-up over the duration of operations and the staged expansion of the tailings storage facility. LOM operating costs are expected to average $20.82/t of material processed.

Under the PEA, metal production peaks in the initial three years of operation at a maximum of 382.6koz AuEq in Year 3 production, comprising 299.8koz gold and 54.2Mlbs copper. LOM average production is 245.6Moz AuEq, comprising 183.2koz gold and 40.4Mlbs copper per year at an average grade of 0.62g/t AuEq containing 0.44 g/t gold and 0.16% copper.

The LOM average annual mining rate under the PEA is 14.4Mt resources (approximately 40,000tpd) and 31.8Mt waste, which equates to an overall LOM strip ratio of 2.2:1.

Table 2: Initial Capital Breakdown

Initial Capital Breakdown	Total ($M)
Mining	96.0
Crushing and Material Handling	120.4
Process Plant	354.8
On-site Infrastructure	187.6
Off-site Infrastructure	72.6
Subtotal Direct Costs	831.4
Project Preliminaries	80.5
Project Delivery (EPCM)	122.1
Subtotal Indirect Costs	202.7
Owner’s Costs	31.3
Contingency (20.6%)	213.3
Total Initial Capital Costs	1,278.6

Numbers may not add due to rounding

The PEA was completed by Ausenco Engineering Canada ULC (“Ausenco”) with contributions from Moose Mountain Technical Services (“MMTS”). The Company plans to file the complete PEA reports on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca, respectively, in due course.

Figure 1: LOM Metal Production Profile

The gold equivalent equations used in Figure 1 are: AuEq(oz) = Au(oz) + (Cu(lbs)*$4.50/lb + Ag(oz)*$37.50/oz) / $3,200/oz.

Figure 2: LOM Mining Schedule

Mineral Resource Estimate

The PEA is based on an updated mineral resource estimate (“MRE”) completed by MMTS incorporating drilling completed in 2024 and the updated recoveries, costs and prices to align with the mining planning portion of the PEA. The effective date of the MRE is March 2, 2026. The revised MRE includes estimated indicated mineral resources of 299Mt at 0.57g/t AuEq for a total of 5.41Moz AuEq and inferred mineral resources of 291Mt at 0.54g/t AuEq for an additional 4.97Moz AuEq.

Table 3: MRE for the Project (effective date March 2, 2026)

Class	Deposit	Cutoff	ROM tonnage	In situ Grades					In situ Metal
		($/t)	(ktonnes)	NSR ($/t)	AuEq (g/t)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq (Koz)	Au (koz)	Cu (klbs)	Ag (koz)
	Whistler		284,203	38.74	0.562	0.409	0.154	1.7	5,132	3,740	964,275	15,808
	Raintree-Pit	$13.40	10,332	35.63	0.517	0.420	0.076	4.8	156	128	15,356	1,321
Indicated	Indicated Open Pit		294,535	38.63	0.560	0.410	0.151	1.8	5,287	3,868	979,631	17,129
	Raintree-UG	$40 shell	4,619	58.81	0.853	0.713	0.118	5.4	127	106	12,036	795
	Total Indicated	varies	299,154	38.94	0.565	0.414	0.151	1.9	5,414	3,973	991,667	17,924
	Whistler		4,967	38.37	0.556	0.433	0.115	1.2	89	69	12,549	192
	Island Mountain	$13.40	187,283	29.04	0.421	0.376	0.043	0.9	2,535	2,263	178,368	5,299
Inferred	Raintree-Pit		18,780	37.83	0.548	0.471	0.057	4.3	289	252	19,475	1,927
	Inferred Open Pit		211,030	30.04	0.436	0.386	0.046	1.2	2,913	2,584	210,392	7,418
	Raintree-UG	$40 shell	79,717	55.32	0.802	0.692	0.102	2.7	2,055	1,773	179,964	6,843
	Total Inferred	varies	290,747	36.97	0.536	0.470	0.062	1.6	4,969	4,357	390,355	14,261

Notes to the MRE:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

2.	The Mineral Resource for the Whistler, Island Mountain, and the upper portions of the Raintree West Deposits have been confined by an open pit with “reasonable prospects of eventual economic extraction” using the following assumptions:

●	metal prices of $2,750/oz Au, $4.35/lb Cu and $30/oz Ag;

●	payable metal of 94.8% payable for Au, and 96.5% payable for Cu, 88.2% payable for Ag;

●	refining costs for Au of $7.50/oz, for Ag of $1.00/oz and for Cu of $0.065/lb;

●	offsite costs of $165.65/t;

●	royalty of 3% Net Smelter Return (“NSR”);

●	pit slopes of 50 degrees;

●	mining cost of $2.75/t for waste and mineralized material; and

●	processing costs of $11.25/t, general and administrative costs of $2.15/t.

3.	The open pits at Whistler and Island Mountain use the 150% NSR case, with the upper portion of Raintree West using the 100% NSR case. The lower portion of the Raintree West deposit has been constrained by a mineable shape within a “reasonable prospects of eventual economic extraction” shape using a $40.00/t cut-off.

4.	Metallurgical recoveries are: 87.8% for Au, 75.4% for Cu, and 49.1% Ag.

5.	The NSR equation is: NSR ($/t)=(100%-3%)*((Au(g/t)*87.8%*$78.57/g) + (Cu%*75.4%*$3.88/lb*2204.62 + Ag(g/t)*49.1%* $0.77)).

6.	The gold equivalent equation is: AuEq=Au + Cu*0.9361 + 0.0055Ag.

7.	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.

8.	Numbers may not add due to rounding.

Opportunities

This new PEA demonstrates strong potential for the advancement of the Project and highlights several opportunities for future study which may further enhance project value, including:

●	Mine optimization - trade off and options analysis studies identified immediate areas for potential mine optimization:

○	Pit slope geotechnical drilling and test work is required to further optimize the open pit mine, which may allow steeper final pit wall slopes and therefore reduced waste stripping and/or deeper open pit extraction.

○	Environmental geochemistry test work is required to further characterize and quantify potentially acid generating (“PAG”) waste rock, potentially reduce costs associated with tailings facility impoundment of PAG waste rock and / or identify acid buffering waste rock which can be blended with PAG rock.

●	Power options analysis - the Project envisages a power transmission line parallel to the West Susitna Access Road, connected with the existing power grid near Anchorage. Several alternatives may be studied in the future to lower costs for the Project:

○	Novagold Resources Inc.’s proposed Donlin Gold Project natural gas pipeline runs across the northern edge of the Company’s Whistler Property approximately four miles from the Whistler Deposit.

○	Terra Energy Center is working to develop a 400MW coal powerplant located approximately 20 miles from the Project, which may present significant opportunities for cost savings if built.

●	Potential additional resource estimates - existing satellite mineral resources (see Table 3) which are not currently considered in the PEA:

○	Island Mountain Resource, located 15 miles south of Whistler deposit contains open-pit Inferred Mineral Resources of 187Mt at 0.42g/t AuEq for 2.54Moz AuEq.

○	Raintree West Resource, located <1 mile east of Whistler deposit, contains open pit Indicated resources of 10Mt at 0.52g/t AuEq for 156koz AuEq, and Inferred open pit resources of 18.8Mt at 0.55g/t AuEq for 289koz AuEq. Underground Indicated resources are 4.6Mt at 0.85g/t AuEq for 127koz AuEq, and Inferred resources of 80Mt at 0.80g/t AuEq for 2.06Moz AuEq.

●	Additional future exploration expansion potential of Whistler Deposit - ‘wingspan’ exploration potential remains around the edges of the current mineral resource:

○	Along strike to the north associated with under-drilled Induced Polarization (“IP”) chargeability anomalies.

○	To the south of the currently delineated Whistler Deposit on the southern margin of a post-mineral dyke.

○	Additional infill drilling could also potentially provide greater confidence in connecting zones of higher-grade mineralization.

●	Additional Whistler Property-scale exploration - three broad mineral systems are identified within the Whistler Property (see news release dated May 15, 2026):

○	Whistler – Raintree mineral system, or ‘Whistler Orbit’, comprises a classic porphyry cluster over an area of approximately 5 km x 5 km with potential for additional gold ± copper porphyry-style mineralization to be discovered.

○	Island Mountain mineral system – encompasses the known Island Mountain deposit plus several additional porphyry or intrusion related gold targets over an area of mapped intrusive rocks with diameter of approximately 3 km.

○	Muddy Creek mineral system – a large gold-in-soil geochemical footprint with an intrusion-related gold geochemical signature over an area of approximately 6 km x 4 km.

Figure 3: The Whistler Project, containing three gold ± copper ± silver mineral systems: Whistler – Raintree which contains the existing Whistler and Raintree deposits, Island Mountain which contains the namesake gold deposit and several additional undrilled targets, and Muddy Creek which contains potential for discovery of an intrusive-related gold system

Next Steps

The Company is now planning immediate next steps, which may include further advancing the Project towards a possible pre-feasibility study (“PFS”). Additional work is required for the Company to determine whether to proceed to a PFS. Near term work programs could include commencement of waste rock geochemical characterization and storage optimization studies, and planning for comprehensive environmental baseline studies and stakeholder engagement. An expanded exploration program is currently in the early stages of planning, with a 2026 exploration program and budget expected to be announced in due course.

Technical Information

The results of the PEA contained herein are preliminary in nature and are intended to provide an initial assessment of the Project’s economic potential and development options of the Project. Among other things, the PEA, including its mine schedule, cost estimates and economic assessment, includes numerous assumptions and there can be no certainty that this economic assessment may be realized.

The disclosure herein, including relating to mineral resource estimates, has been prepared in accordance with the requirements of Canadian securities laws, as set forth in NI 43-101, which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system, the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, and in accordance with the requirements found in S-K 1300.

Qualified Persons

The qualified persons for the PEA were: Kevin Murray, P. Eng, Scott Elfen, PE and James Millard, P. Geo. of Ausenco and Marc Schulte, P.Eng and Sue Bird, P. Eng. of MMTS. The specific portions of the PEA for which each such qualified person is responsible will be set forth in the technical report and technical report summaries to be filed in connection with the PEA. All such individuals are qualified persons as defined under NI 43-101 and S-K 1300, and are independent of the Company. They have reviewed the relevant sections of the PEA for which they are responsible included in this news release.

Tim Smith, P.Geo., Chief Executive Officer of the Company, has supervised the preparation of this news release and has reviewed the additional scientific and technical information contained herein. Mr. Smith is a qualified person as defined under NI 43-101 and S-K 1300.

About U.S. GoldMining Inc.

U.S. GoldMining Inc. is an exploration and development company focused on advancing the 100% owned Whistler Gold-Copper Project, located 105 miles (170 kilometers) northwest of Anchorage, Alaska, U.S.A. The Whistler Project consists of several gold-copper porphyry deposits and exploration targets within a large regional land package entirely on State of Alaska mining claims totaling approximately 53,700 acres (217.5 square kilometers).

For further information regarding the Project, refer to previous technical disclosures available on the Company’s website and under the Company’s respective profiles at www.sec.gov and www.sedarplus.ca.

Visit www.usgoldmining.us for more information.

About Ausenco

Ausenco is a global company redefining what’s possible. The team is based out of 21 offices working across five continents to deliver services worldwide. Combining deep technical expertise with a 30-year track record, Ausenco delivers innovative, value-add consulting, studies, project delivery, asset operations and maintenance solutions to the minerals and metals and industrial sectors.

Visit www.ausenco.com for more information.

For additional information, please contact:

U.S. GoldMining Inc.

Alastair Still, Chair

Tim Smith, Chief Executive Officer

Telephone Toll Free: 1-833-388-9788

Email: info@usgoldmining.us

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” within the meaning of the United States federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Such statements include statements with regard to the Company’s plans expectations regarding the Project, including statements regarding the results of the PEA, expectations regarding the Project and its future exploration and development potential, LOM projections, estimates of capital, sustaining and other costs and revenues under the PEA and potential development of the West Susitna Access Road and expected governmental support. Words such as “expects”, “anticipates”, “plans”, estimates” and “intends” or similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on U.S. GoldMining’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, fluctuating commodity prices, risks inherent with preliminary economic assessments and mineral resource estimation generally, economic risks, changing economic factors, including those impacting estimated costs and expenditures and economic returns under the PEA, variations in the underlying assumptions associated with the estimation or realization of mineral resources, the availability of capital to fund programs and future development work, accidents, labor disputes and other risks of the mining industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals or permits, title disputes other risks inherent in the exploration and development of mineral properties and the other risk factors set forth in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov and Canadian Securities Administrators at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. Forward-looking statements contained in this news release are made as of this date, and U.S. GoldMining does not undertake any duty to update such information except as required under applicable law.